Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

12 May 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 6/2

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Drilling Update

Indonesia

Jeruk -3 sidetrack 1, deviated appraisal well,
Sampang PSC, Offshore East Java.

At 5pm on Thursday 11 May 2006, drilling operations were, running into the hole to cut core 1 at the top of the Kujung limestone objective.

Dukuh -1 Exploration Well,
Sampang PSC

At 5pm on Thursday 11 May 2006, drilling operations were, conditioning mud at 2685 metres measured depth prior to drilling ahead in 8 1/2 inch hole.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Papua New Guinea

SE Gobe -13, Side track 1, deviated development well

On Friday morning 12 May 2006, the well was at a depth of 1705 metres measured depth and preparing to drill ahead in 12.25 inch hole.
The SEG -13 well is being side tracked to the east after intersecting a number of thrust faults, which resulted in the objective Iagifu sandstone reservoir not being intersected at the original well location .

Participants in the SE Gobe unit are:

AGL Gas Developments (PNG) Pty Limited	27.35%
Oil Search (PNG) Limited	25.55% (Operator)
Southern Highlands Petroleum Co Ltd	23.69%
Barracuda Limited (Santos)	9.39%
Ampolex (Highlands) Limited	5.95%
Cue PNG Oil Company Pty Ltd	3.29%

Merlin Petroleum Company Limited	2.78%
Petroleum Resources Gobe Limited	2.00%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email at mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

12 May 2006